Exhibit 99.3

DR. BECK NADER, DSC, MSC
BNA MINING SOLUTIONS LTDA.
R. DES. LEÃO STARLING, 200 - OURO PRETO, BELO HORIZONTE - MG, 31310-370

CONSENT OF QUALIFIED PERSON

VIA SEDAR+

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Nunavut

RE: NI 43-101 PEA Technical Report for the São Jorge Project, dated July 22, 2026

I, Dr. Beck Nader, DSc, MSc, a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, consent to the public filing of the technical report titled "NI 43-101 Technical Report and Preliminary Economic Assessment São Jorge Gold Project, Pará State, Brazil" dated July 22, 2026 with an effective date of June 9, 2026 (the "Technical Report") by GoldMining Inc.

I also consent to the use of the Technical Report and any extracts from or a summary of the Technical Report in the news releases of GoldMining Inc. dated June 11, 2026 and July 22, 2026 (collectively, the "News Releases"). I further consent to the use of my name in connection with the News Releases.

I certify that I have read the News Releases referred to above being filed by GoldMining Inc., including the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained therein and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible and have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Dated this 22 day of July, 2026.

/s/ Beck Nader

Dr. Beck Nader - DSc, MSc (Mining Engineer); FAIG #4472 BNA Mining Solutions Ltda.